MITTAL

2006 First Quarter results

12 May 2006

Disclaimer

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Forward-Looking Statements

This communication may contain forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and/or their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words "believe," "expect," "anticipate," "target" or similar expressions. Although Mittal Steel's management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor's securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the SEC made or to be made by Mittal Steel, including (in the latter case) on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

No Offer

No offer to exchange or purchase any Arcelor shares or convertible bonds has been made in The Netherlands or in any jurisdiction other than Luxembourg, France, Spain, Belgium and the United States. This communication does not constitute an offer to exchange or purchase any Arcelor shares or convertible bonds. Such an offer will be made only pursuant to an official offer document approved by the appropriate regulators.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel Company has filed, and will file, important documents with the SEC, including a registration statement on Form F-4, a prospectus for the exchange offer and related documents. Investors and Arcelor security holders are urged to carefully read all such documents because they contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on the SEC's website at www.sec.gov and Mittal Steel's website at www.mittalsteel.com.

Agenda

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• Introduction and Market Overview	Lakshmi Mittal
• Results and guidance	Aditya Mittal
• Q&A	

Q1 Overview

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- 17% Increase in operating profit and 15% increase in EPS, higher than guidance…
- Performance underpinned by over 50% quarter on quarter growth in operating income of American and European businesses
- Operating income expected to increase at a higher rate in Q2 than Q1
- On the 27th of January, we announced a unique proposition to Arcelor shareholders to create the unmatched leader for value creation

Arcelor transaction progress: Milestones since Announcement

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- European and US documentation filed and expected to be approved soon by the Regulators
- Antitrust filings submitted and clearance received in the US
- Developed detailed industrial plan and presented to major stakeholders
- Numerous meetings with national and regional governments to address initial concerns and engage in constructive dialogue
- Improvements proposed in the context of a recommended offer

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Market Overview

Difficult market conditions in Asia in Q1 06

Average spot price by region for Hot Rolled Coil


North America domestic HRC FOB Midwest mill price (USD/t)
700
600
500
400
1Q 05
2Q 05
3Q 05
4Q 05
1Q 06

- Solid demand level
- Spot market very stable Q1 06 vs Q4 05


S. Europe domestic HRC - Ex works (EUR/T)
550
450
350
1Q 05
2Q 05
3Q 05
4Q 05
1Q 06

- Improvement in apparent consumption
- Price recovery confirmed during Q1 06


East Asia import HRC - CFR (USD/T)
700
600
500
400
1Q 05
2Q 05
3Q 05
4Q 05
1Q 06

- Underlying demand improved
- Low Chinese price spreading through Asia in Q1 06

Source: SBB

In China, demand growth remaining strong and production continues to slowdown

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China economic growth and steel production



50
45
40
35
30
25
20
15
10
J-04
A-04
J-04
O-04
J-05
A-05
J-05
O-05
J-06
Steel Production 3M y/y (%)
Chinese total fixed Investment 3M y/y (%)

Source: IISI and National Bureau of Statistic (PRC)

- China's economy expanded at a fast pace in the first quarter 2006 with a GDP growth 10.2% and a fixed-asset investment growth of 27.7%
- Steel production growth continues to slowdown with steel production rising by 17.9% in Q1 2006 versus 19% in Q4 2005
- Low Inventory level

In developed world, demand recovery confirmed and production balanced

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G7 Economic growth



8%
6%
4%
2%
0%
-2%
-4%
-6%
-8%
Jan-99
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06
G7 leading indicator (y/y)
G7 Industrial production (y/y)

Source: Bloomberg

- Progressive economic recovery in developed world confirmed during Q1 and prospect improved (G7 leading indicator up 2.5% in Feb)
- Solid apparent demand for steel in Europe and US

Monthly World steel production excluding China



20
15
10
5
0
-5
-10
-15
J-99
J-99
J-00
J-00
J-01
J-01
J-02
J-02
J-03
J-03
J-04
J-04
J-05
J-05
J-06

Source: IISI - Crude steel production y/y

- Despite strong demand, Q1 steel production very stable in Europe (+0.1% in EU-25) and US (+0.3%) during Q1
- Inventory level remaining below long term average

Price recovery confirmed and further price increase expected

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HRC - China domestic FOB Shanghai (incl. 17% vat) RMB/T
6000
5000
4000
3000
2000
Sep 01
Mar 02
Sep 02
Mar 03
Sep 03
Mar 04
Sep 04
Mar 05
Sep 05
Mar 06

Source: SBB



HRC - North America domestic FOB US Midwest mill $/short ton
800
700
600
500
400
300
200
Sep 01
Mar 02
Sep 02
Mar 03
Sep 03
Mar 04
Sep 04
Mar 05
Sep 05
Mar 06

Source: SBB

- Market fundamental improvements and rising raw material costs have led to significant price recovery
- Asian market improvement expected to continue in Q2 and Q3

- US and EU price rise in Q2 benefiting form Chinese price rise and strong apparent demand
- Positive price prospect in the US and EU as real demand continues to improve and inventory level remains below average

Results and guidance

EPS better than guidance

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Income Statement Data (US$ million, unless otherwise shown)	1Q 2006 (un-audited)	4Q 2005 (un-audited)	1Q 2005 (un-audited)
Sales	8,430	7,054	6,424
CoGS	6,854	5,642	4,289
SGA	291	282	253
Depreciation	287	259	163
Operating Income	1,017	871	1,719
Operating Margin	12%	12%	27%
Net Income	743	650	1,147
EPS (US$)	1.06	0.92	1.78
Total shipments, including inter-company shipments ('000 short tons)	15,597	13,642	10,379
Operating Profit per short ton (US$/ short ton)	65	64	166

Stronger volume than expected

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Shipments (short tons millions)

Americas



+8.8%
6.2
6.8
Q4 05
Q1 06

- Market share gains in long term contract in USA
- Volume recovery in Mexico

Europe



+10.6%*
0.5
1.3
Kryvorizhstal
4.1
4.5
* Excluding Kryvorizhstal
Q4 05
Q1 06

- Good commercial performance despite difficult market conditions in early quarter

Asia & Africa



+6.1%
2.8
3.0
Q4 05
Q1 06

- Volume recovery from very low Q4 05
- Strong performance in Algeria

Total volumes increased by 9% excluding Kryvorizhstal impact

Squeeze in Asia & Africa

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Steel price and cost by region per ton (base 100 for Q4 05)



Americas
120
110
100
90
80
+4%
+3%
Q4 05
Q1 06
Europe
120
110
100
90
80
-1%
-4%
Q4 05
Q1 06
Asia & Africa
120
110
100
90
80
+3%
-5%
Q4 05
Q1 06
MT Steel price (base 100)
MT Steel cost (base 100)

- Positive impact on price from spot and contract
- Negative impact from raw materials

- Price stable despite integration of Kryviy Rih
- Cost per ton down related to higher volume

- Strong negative price impact related to China
- Costs up due to rising coal prices in South Africa

Average price and cost per ton flat

Margins improved in Europe and Americas

Operating margin



Americas
6.1%
8.2%
Q4 05
Q1 06
Europe
8.8%
11.8%
Q4 05
Q1 06
Asia & Africa
26.0%
15.0%
Q4 05
Q1 06

- Profit improvement in Mittal Steel USA
- Higher selling prices partly offset by higher costs

- Margin benefiting from higher volume and lower cost

- Asia & Africa operations impacted by lower steel price and higher costs

Group margin stable at 12%

Operating income higher than guidance

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Operating profit (US$ Mn)


Americas
225
340
Q4 05
Q1 06
Europe
173
344
Q4 05
Q1 06
Asia & Africa
477
282
Q4 05
Q1 06

- Operating income increased by 51%

- Operating income increased by 99% and increased 66% excluding Kryviy Rih

- 41% drop in operating income

Operating income up 17%

Q1 06 Net income increased by 14%

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Q1 06 - From Operating profit to Net profit (US$ billions*)


0.03
1.02
0.11
0.12
0.08
Financing cost**
Tax
Minority
0.74
1.06
Operating profit and other income
Net profit
EPS

- US$ 40m cost provided in SG&A related to Arcelor deal
- Net interest expense increased due to the debt resulting from Kryvorizhstal acquisition financing as well as the increase in base interest rates
- Tax rate below normalised level
- Equity method income improved due to Hunan Valin
- Minority interest decreased with South Africa earnings decline

* Except EPS in US$
** Financing cost includes net gain from Forex

Close to US$ 1.0bn cash generated from operations excluding working capital

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Simplified Net debt change (US$ billions)



6.16
0.95
0.56
0.26
0.03
0.14
0.03
6.17
Q4 05 Net debt
Cash-flow*
changes in WCR**
CAPEX
Acquisitions
Dividends
Others
Q1 06 Net debt

- Cash flow from operations reduced by strong increase in account receivables related to strong sales
- CAPEX below quarterly average
- Dividend payment increased

* Cash flow from operation excluding changes in working capital requirements
** WCR is Account receivable + Inventory + prepaid expenses - Account payable - accrued expenses + other liabilities

Balance Sheet reinforced

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Q1 06 Simplified Balance Sheet (US$ billions)



Fixed assets and other long term assets
19.6
Working capital
4.8
Assets
10.9
Shareholders' equity
1.9
Minority
5.4
Other liabilities
6.2
Net debt
Liabilities

- Net Debt/EBITDA improved in Q1 06
- Quarterly dividend at US$ 0.125/share (payment 15 June 06)

Net Debt/EBITDA Q1 annualised



1.3
1.1
Q4 05
Q1 06

* Net debt over total equity

Progress in Investment program

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	Investment program	CAPEX	Finalization
Brownfield and de-bottlenecking expansion	•Reconstruction and modernisation of Blast furnace No 5 at Galati: Commissioning on 15th May	US$ 59m	May 06
Investment in added value products	•New Hot Strip mill in Poland: Civil work and mechanical installation in progress •Installation of a new colour coating line in Poland: Civil works substantially completed and Mechanical erection started •Conversion to hot dip galvanising line in USA •Wire rod modernisation in Poland: Civil work completed and mechanical installation in progress	US$ 366m US$ 31m US$ 42m US$ 37m	Dec 06 Nov 06 Sep 06 Dec 06
Mining expansion	•Dephosphorisation project in Kazakhstan: Steel structure fabrication 71% complete •Iron ore and concentration capacities expansion in Kryviy Rih: Equipment ordered •Volcan mining project in Mexico: Project started in Q1 •Railway survey completed and tenders invited for port commissioning in Liberia	US$ 32m US$ 244m US$ 55m US$ 900m	Aug 06 Phased by 09 Feb 07 Phased by 09

2005 acquisitions continue to deliver

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Annualized revenue and cost cutting captured in Kryvorizhstal (USDm)
Price improvement
Purchasing
173
125
47
256
165
91
200
100
100
Q4 05
Q1 06
End 2006 (original estimate)



Annualized synergies captured in ISG (USDm)
60
80
120
155
250
Q2 05
Q3 05
Q4 05
Q1 06
Target 2007

- Selling price adjustment to market completely realised and cost cutting from better sourcing captured at more than 90%
- US$ 53m in Q1 06 negative impact related to 600,000t from material in transit

- USD110m captured in purchasing and USD45m from processing at the end of Q1 in line with plan

Guidance for Q206 vs Q106

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Americas	• Shipments stable, price slightly up, cost stable • Operating income higher
Europe	• Shipments strongly up, prices up, cost slightly down • Operating income significantly higher
Asia/Africa	• Shipments slightly up, prices up, cost stable • Operating income up
Total	• **Shipment significantly up , price up , cost stable** • **Operating income to increase at a higher rate than Q106 vs Q405**

Conclusion

Conclusion

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- China economic growth still very strong and world industrial growth improvement confirmed
- Steel production increase balanced and price recovery expected to continue
- Mittal Steel profit increase expected to accelerate with strong underlying growth
- Arcelor tender offer expected to be open shortly